SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 March 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


1.1  Transaction in Own Shares released on 01 March 2006
1.2  Transaction in Own Shares released on 02 March 2006
1.3  Transaction in Own Shares released on 03 March 2006
1.4  Director/PDMR Shareholding released on 03 March 2006
1.5  Transaction in Own Shares released on 06 March 2006
1.6  Transaction in Own Shares released on 07 March 2006
1.7  Transaction in Own Shares released on 08 March 2006
1.8  Transaction in Own Shares released on 09 March 2006
1.9  Transaction in Own Shares released on 10 March 2006
2.0  Director/PDMR Shareholding released on 10 March 2006
2.1  Transaction in Own Shares released on 13 March 2006
2.2  Doc re. Notice of AGM released on 13 March 2006
2.3  Transaction in Own Shares released on 14 March 2006
2.4  Director/PDMR Shareholding released on 14 March 2006
2.5  Transaction in Own Shares released on 15 March 2006
2.6  Transaction in Own Shares released on 16 March 2006
2.7  Director/PDMR Shareholding released on 16 March 2006
2.8  Transaction in Own Shares released on 17 March 2006
2.9  Director/PDMR Shareholding released on 17 March 2006
3.0  Transaction in Own Shares released on 20 March 2006
3.1  Director/PDMR Shareholding released on 20 March 2006
3.2  Transaction in Own Shares released on 21 March 2006
3.3  Director/PDMR Shareholding released on 21 March 2006
3.4  Transaction in Own Shares released on 22 March 2006
3.5  Transaction in Own Shares released on 23 March 2006
3.6  Transaction in Own Shares released on 24 March 2006
3.7  Transaction in Own Shares released on 27 March 2006
3.8  Transaction in Own Shares released on 28 March 2006
3.9  Transaction in Own Shares released on 29 March 2006
4.0  Director/PDMR Shareholding released on 29 March 2006
4.1  Treasury Stock released on 30 March 2006
4.2  Director/PDMR Shareholding released on 30 March 2006
4.3  Transaction in Own Shares released on 31 March 2006
4.4  Transaction in Own Shares released on 31 March 2006
4.5  Director/PDMR Shareholding released on 31 March 2006

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 March 2006

BP p.l.c. announces that on 28 February 2006, it purchased 8,000,000 ordinary shares at prices between 632.00 pence and 641.50 pence per share and between 1103.33 cents and 1109.66 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,189,165,618 ordinary shares in Treasury, and has 20,470,666,603 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 02 March 2006

BP p.l.c. announces that on 01 March 2006, it purchased 7,538,000 ordinary shares at prices between 632.50 pence and 639.50 pence per share and between 1117.67 cents and 1120.17 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 01 March 2006 it transferred to participants in its employee share schemes 7,527 ordinary shares at prices between 350.00 pence and 498.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,196,696,091 ordinary shares in Treasury, and has 20,463,252,571 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 March 2006

BP p.l.c. announces that on 2 March 2006, it purchased 7,160,000 ordinary shares at prices between 632.00 pence and 644.00 pence per share and between 1106.00 cents and 1110.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,203,856,091 ordinary shares in Treasury, and has 20,456,395,385 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. was notified yesterday 2 March 2006, by Dr B E Grote, Director of BP p.l.c., that he exercised stock appreciation rights (SAR) over 35,200 BP ADSs (ISIN number US0556221044) on 1 March 2006 at US$25.2657 per share. He received the value of the stock appreciation rights at a rate of US$66.955 per ADS based on the fair market value on 1 March 2006.

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 1.5


BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  6   March 2006


BP p.l.c. announces that on 3 March 2006, it purchased 6,200,000 ordinary shares at prices between 636.00 pence and 648.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,210,056,091 ordinary shares in Treasury, and has 20,450,412,077 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6


BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  7   March 2006

BP p.l.c. announces that on 6 March 2006, it purchased 7,160,000 ordinary shares at prices between 634.0 pence and 643.0 pence per share and between 1108.0 cents and 1123.0 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,217,216,091 ordinary shares in Treasury, and has 20,443,460,896 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 March 2006

BP p.l.c. announces that on 7 March 2006, it purchased 9,100,000 ordinary shares at prices between 629.00 pence and 634.00 pence per share and between 1093.00 cents and 1100.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,226,316,091 ordinary shares in Treasury, and has 20,434,523,066 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  09 March 2006


BP p.l.c. announces that on 08 March 2006, it purchased 7,200,000 ordinary shares at prices between 628.00 pence and 637.00 pence per share and between 1089.17 cents and 1105.00 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 08 March 2006 it transferred to participants in its employee share schemes 7,299 ordinary shares at prices between 350.00 pence and 498.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,233,508,792 ordinary shares in Treasury, and has 20,427,422,471 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9


BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  10 March 2006

BP p.l.c. announces that on 9 March 2006, it purchased 7,200,000 ordinary shares at prices between 633.00 pence and 640.00 pence per share and between 1099.17 cents and 1107.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,240,708,792 ordinary shares in Treasury, and has 20,420,447,500 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0


BP p.l.c. was advised on 10 March 2006, by Computershare Plan Managers that on 10 March 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.365 per share through participation in the BP ShareMatch UK Plan:-

Directors
Mr. I. C. Conn                      54 shares
Dr. A.B. Hayward                    54 shares
Mr. J.A. Manzoni                    54 shares

Persons Discharging Managerial Responsibilities
Mrs Vivienne Cox                    54 shares


This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.1


BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  10 March 2006

BP p.l.c. announces that on 10 March 2006, it purchased 5,400,000 ordinary shares at prices between 633.0 pence and 640.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,246,108,792 ordinary shares in Treasury, and has 20,415,154,368 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2


Documents for the BP p.l.c. 2006 Annual General Meeting

Annual Report and Accounts 2005
Annual Review 2005
Notice of 2006 Annual General Meeting
Proxy form
Shareholder information card

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No: (0) 20 7676 1000

Copies may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: 0207 496 4000

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 March 2006

BP p.l.c. announces that on 13 March 2006, it purchased 7,940,800 ordinary shares at prices between 641.00 pence and 650.00 pence per share and between 1114.5 cents and 1127.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,254,049,592 ordinary shares in Treasury, and has 20,407,313,936 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c. was notified on 10 March 2006, by Ms V Cox, a person discharging managerial responsibility in BP p.l.c., that she disposed of 11,852 BP Ordinary shares (ISIN number GB0007980591) on 8 March 2006 by way of a gift.

This notice is given in fulfillment of the obligation under DR3.1.4 (1)(a)R.

EXHIBIT 2.5


BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  15 March 2006

BP p.l.c. announces that on 14 March 2006, it purchased 6,700,400 ordinary shares at prices between 649.00 pence and 656.00 pence per share and between 1128.17 cents and 1144.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,260,749,992 ordinary shares in Treasury, and has 20,400,785,736 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 March 2006

BP p.l.c. announces that on 15 March 2006, it purchased 3,515,000 ordinary shares at prices between 656.00 pence and 667.00 pence per share and between 1157.17 cents and 1165.67 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 15 March 2006 it transferred to participants in its employee share schemes 20,807 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,264,244,185 ordinary shares in Treasury, and has 20,397,422,329 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c. was notified on 15 March 2006 by Mourant Equity Compensation Solutions that The Lord Browne of Madingley, Director of BP p.l.c. acquired 1,269,843 BP Ordinary shares (ISIN number GB0007980591) on 15 March 2006 at a price GBP5.67 per share and 1,348,032 BP Ordinary shares at a price of GBP3.88 per share through the exercise of options to purchase shares under the Executive Directors' Incentive Plan and sold a total of 2,617,875 BP Ordinary shares at a price of GBP6.666116 per share.

The shares required to satisfy the exercise of this option were acquired by BP Employee Share Schemes (Jersey) Limited, as Trustee of the BP Employee Share Ownership Plan No. 2 (the "Trust"). Prior to, and following, the transfer of shares on exercise of this option, the Trust owns no shares. Each of the executive directors of the Company is for Companies Act purposes, treated as interested in all shares held by the Trust.

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  17 March 2006

BP p.l.c. announces that on 16 March 2006, it purchased 8,145,000 ordinary shares at prices between 657.00 pence and 668.00 pence per share and between 1153.17 cents and 1165.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,272,389,185 ordinary shares in Treasury, and has 20,389,658,594 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9


We were advised on Thursday 16 March 2006 by Computershare Plan Managers that the following Directors of BP p.l.c. and another senior executive (person discharging managerial responsibility) received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 13 March 2006 @ GBP6.495 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Directors

Dr. A.B. Hayward                  32 shares

Mr. J.A. Manzoni                  29 shares

Mr. I. C. Conn                    32 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                   32 shares

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  20 March 2006

BP p.l.c. announces that on 17 March 2006, it purchased 6,325,000 ordinary shares at prices between 661.00 pence and 669.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,278,714,185 ordinary shares in Treasury, and has 20,383,832,342 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1


We were advised on 17 March 2006 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 13 March 2006 @ $67.5262 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr       56.4627 ADSs
                        (equivalent to approximately 339 Ordinary shares)

Mr. I.C. Conn            53.9161 ADSs
                        (equivalent to approximately 323 Ordinary Shares)

EXHIBIT 3.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 March 2006

BP p.l.c. announces that on 20 March 2006, it purchased 7,313,000 ordinary shares at prices between 657.00 pence and 664.500 pence per share and between 1150.6 cents and 1162.5 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,286,027,185 ordinary shares in Treasury, and has 20,377,601,758 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c. was notified on 20 March 2006, by Computershare Investor Services, that Mr Peter Bevan, a person discharging managerial responsibility in BP p.l.c., acquired 175,000 BP Ordinary shares (ISIN number GB0007980591) on 20 March 2006 at a price of GBP3.88 per share through the exercise of options to purchase shares under the BP Executive Share Option Plan and then disposed of 175,000 BP Ordinary shares at a price of GBP6.625 per share.

This notice is given in fulfillment of the obligation under DR3.1.4 (1)(a)R.

EXHIBIT 3.4

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  22 March 2006

BP p.l.c. announces that on 21 March 2006, it purchased 6,356,000 ordinary shares at prices between 645.50 pence and 654.50 pence per share and prices between 1136.50 cents and 1149.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,292,383,185 ordinary shares in Treasury, and has 20,371,983,090 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 March 2006

BP p.l.c. announces that on 22 March 2006, it purchased 6,076,000 ordinary shares at prices between 649.50 pence and 660.00 pence per share and between 1145.17 cents and 1153.33 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 22 March 2006 it transferred to participants in its employee share schemes 15,621 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,298,443,564 ordinary shares in Treasury, and has 20,366,544,428 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.6

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  24 March 2006

BP p.l.c. announces that on 23 March 2006, it purchased 6,141,000 ordinary shares at prices between 649.50 pence and 658.00 pence per share and between 1130.17 cents and 1140.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,304,584,564 ordinary shares in Treasury, and has 20,360,891,701 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 March 2006

BP p.l.c. announces that on 24 March 2006, it purchased 4,415,000 ordinary shares at prices between 660.00 pence and 669.00 pence per share and between 1147.50 cents and 1165.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,308,999,564 ordinary shares in Treasury, and has 20,356,769,434 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 March 2006

BP p.l.c. announces that on 27 March 2006, it purchased 6,922,000 ordinary shares at prices between 659.00 pence and 670.00 pence per share and between 1151.17 cents and 1157.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,315,921,564 ordinary shares in Treasury, and has 20,350,130,534 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.9

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  29 March 2006

BP p.l.c. announces that on 28 March 2006, it purchased 6,864,000 ordinary shares at prices between 660.00 pence and 668.00 pence per share and between 1157.33 cents and 1163.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,322,767,564 ordinary shares in Treasury, and has 20,343,768,271 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 4.0

BP p.l.c. was notified on 28 March 2006 by Mrs C F Shorten Conn, a connected person of Mr I C Conn, a director of BP p.l.c., that she disposed of 3,000 BP Ordinary shares (ISIN number GB0007980591) at a price of GBP6.64 per share on 28 March 2006.

This notice is given in fulfillment of the obligation under DR3.1.4 (1)(a)R.

EXHIBIT 4.1

BP p.l.c.  -  Treasury stock

BP p.l.c.  -  30 March 2006

BP p.l.c. announces that on 29 March 2006 it transferred to participants in its employee share schemes 5,499 ordinary shares at prices between 350.00 pence and
386.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,322,780,065 ordinary shares in Treasury, and has 20,344,740,779 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 4.2

We were advised yesterday, 29 March 2006, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 13 March 2006 @ GBP6.468361 per share, through the BP Dividend Reinvestment Plan:-

Dr. A.B. Hayward                   1,916 shares

Mr. J.A. Manzoni                   1,654 shares

Mr. I.C. Conn                         84 shares

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 4.3

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  31 March 2006

BP p.l.c. announces that on 30 March 2006, it purchased 5,623,000 ordinary shares at prices between 670.00 pence and 675.50 pence per share and between 1160.67 cents and 1178.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,328,403,065 ordinary shares in Treasury, and has 20,339,425,925 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 4.4

31st March 2006

BP plc
-----------------------------

BP share repurchase programme

-----------------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st April 2006 and ends on 25th April 2006. The shares purchased on behalf of BP plc are for holding in treasury.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076

EXHIBIT 4.5

BP p.l.c. was advised on 31 March 2006, by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 13 March 2006 @ GBP6.468361 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Mr I C Conn                          583 shares
Dr. A.B. Hayward                   1,237 shares
Mr. J.A. Manzoni                   1,268 shares

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 03 April 2006                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary